Zentek Subsidiary Albany Graphite Corp. Provides Update on Thermal Purification Testwork Results

Guelph, ON - February 14, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company is pleased to announce, further to its press release dated January 8, 2025, that its wholly owned subsidiary, Albany Graphite Corp. ("AGC") has received additional results from the fluidized bed reactor ("FBR") testwork. These results indicate that rare earth elements ("REE") and other elements of interest can be recovered as a by-product of the thermal purification process.

Highlights

  Purification was performed utilizing an FBR directly on a ~950 g sample of the Albany flotation concentrate (85% Total Graphitic Carbon ("TGC")) with no intermediate hydrometallurgical steps and yielded 99.9991% purity
  Impurity elements, including REEs, removed from the flotation concentrate during the purification process were collected and concentrated in the scrubber that handles all the FBR exhaust products
  Zentek will continue to investigate the REE potential of the Albany graphite deposit and tailings
  The Company also plans on exploring both production and processing of graphite to create a battery-ready anode active material and a cathode conductivity enhancement material, as well as ultra-high purity graphite for nuclear applications

As reported in Zentek's January 8, 2025, press release, the Company had contracted a manufacturing company specializing in industrial graphite and carbon to explore the direct purification of Albany flotation concentrate (~85% TGC) using its proprietary continuous processing equipment. Zentek supplied a one-kilogram sample of the homogenized bulk flotation concentrate, which was characterized, aggregated into 3-D particles, and then run in an electrothermal FBR. As part of the characterization process, an elemental analysis (59 elements) was performed to identify the impurity elements. In its report, the manufacturing company noted that the feed material contained concentrations of REEs and other potential elements of value that could be recovered as part of the thermal purification process. Impurity elements, including the REEs, that were removed from the graphite during the purification process were collected and concentrated in a scrubber that handles all the FBR exhaust products.

Next Steps

Zentek intends to continue to investigate the REE potential of the Albany graphite deposit and send samples of unprocessed Albany mineralization and tailings material for additional elemental analyses to verify their REE content and determine if there is any consistency within the two pipes, which REEs are enriched, and also provide an estimate of their average concentrations. Additional detailed sampling and verification would include analyzing the pulps and core from representative drill holes and the insertion of certified reference materials into the sample stream. It should be noted that the Mineral Resources and assay database do not currently include REE values and much detailed work is required before they can be considered.

Additionally, the ultra-high purity graphite will be evaluated for its suitability for both the lithium-ion battery and nuclear markets. This will require post-processing of thermally purified graphite and its testing in battery cells, as well as against the specifications of commercially available nuclear industry graphite material. Zentek has received quotations from the manufacturing company to complete this testwork.

Greg Fenton, CEO of Zentek and Albany Graphite Corp., commented: "This is an exciting development as we continue to gather information on the potential of the Albany project. The REEs and other elements that could be recovered during the purification process and potentially from the tailings could be a new by-product and help to offset the purification costs."

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under NI 43-101, has reviewed the technical information contained in this news release.

Overview of the Albany Graphite Project

The Albany Graphite Project, an igneous-hosted fluid-derived graphite deposit located in Claim Block 4F, comprised of 521 mining claims (461 single-cell claims and 60 boundary-cell claims) is at an advanced exploration stage. The project is located west of the communities of Constance Lake First Nation ("CLFN") and Hearst, Ontario, within 30 km of the Trans-Canada Highway, close to established infrastructure including roads, rail, power transmission lines, and a natural gas pipeline.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.